:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IMMUNICON CORPORATION
Full Name of Registrant

Former Name if Applicable

3401 Masons Mill Rd, Suite 100
Address of Principal Executive Office (Street and Number)

Huntingdon Valley, PA 19006
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Teresa O. Lipcsey	215 830 - 0777
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IMMUNICON CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2008	By	Teresa O. Lipcsey, VP and Corporate Controller
Name and Title

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Immunicon Corporation, or the Company, is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, or the 10-K, within the prescribed time period do to the fact that the Company requires additional time to complete the preparation of its financial statements, including providing certain information to the auditors and allowing them sufficient time to complete their audit.

In addition, the Company has recently announced the following transactions:

•

On March 4, 2008, the Company announced that the arbitrator in the American Arbitration Association proceedings, or the Arbitration, brought by the Company, against Veridex LLC, or Veridex, issued a final decision, or the Decision. In the Decision, the arbitrator determined that Veridex was not in breach of its “best efforts” marketing obligation and dismissed the Company’s claims. The arbitrator awarded Veridex approximately $304,000 in contract damages pursuant to Veridex’s counterclaim, in which Veridex had challenged the Company’s use of circulating tumor cell, or CTC, reagents and analyzers as part of our “Pharma Service” business.

•

Based on the above decision and the revenue outlook for the upcoming year, on March 10, 2008, the Company announced that it reduced staff levels by approximately 40% and incurred certain expenses in order to better facilitate the Company’s current strategy. The Company anticipates taking a charge in the first fiscal quarter of 2008 of between approximately $1.3 and $1.5 million for severance and other costs related to the staff reduction.

As a result of the significance of the events described above and their related impact on the December 31, 2007 financial statements, the Company is unable to file the 10-K by March 17, 2008.

The Company currently expects that it will file the 10-K on or before the fifteenth calendar day following the date on which it was due.